Exhibit 21.1
List of Staffmark Holdings, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction

Staffmark Investment, LLC	Delaware
Robert Lee Brown, Inc.	Ohio
Employee Management Services III, Inc.	Florida
Kilgore Group, Inc.	South Carolina
CBS Personnel Services, LLC	Ohio